SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

HIGH SPEED ACCESS CORP.
(Name of Issuer)

HIGH SPEED ACCESS CORP.
CHARTER COMMUNICATIONS HOLDING COMPANY, LLC

(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

42979U-102
(CUSIP Number of Class of Securities)

Charles E. Richardson, III	Curtis S. Shaw, Esq.

High Speed Access Corp.	Charter Communications Holding Company, LLC

10901 West Toller Drive	12405 Powerscourt Drive, Suite 100

Littleton, Colorado 80127	St. Louis, Missouri 63131

(720) 922-5200	(314) 965-0555

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

Copy of Communications To:

Howard Chatzinoff, Esq	Leigh P. Ryan, Esq.

Weil, Gotshal & Manges LLP	Paul, Hastings, Janofsky & Walker LLP

767 Fifth Avenue	399 Park Avenue, 31st Floor

New York, NY 10153-0019	New York, New York 10022

(212) 310-8000	(212) 318-6000

              This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

         Check the following box if the filing is a final amendment reporting the results of the transaction:

CALCULATION OF FILING FEE

Transaction Valuation	$96,889,473.68*	Amount of Filing Fee	$19,377.89

*	For purposes of calculating the filing fee only. The filing fee has been calculated in accordance with Rule 0-11 under the Exchange Act and is equal to 1/50 of one percent of the aggregate value of the consideration to be received by the issuer, which consists of a cash payment of $81,100,000 and the transfer of 75,000 shares of the issuer’s Series D Convertible Preferred Stock, valued at an aggregate of $15,789,473.68 (or approximately $210.53 per share). The valuation of the shares of Series D Convertible Preferred Stock is based on the per share price to be paid by Charter Communications Holding Company, LLC to acquire 38,000 such shares from Vulcan Ventures Incorporated in a transaction to occur immediately prior to the transaction described herein.

             Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,377.89

Form or Registration No.:	Schedule 14A

Filing Party:	High Speed Access Corp.

Date Filed:	November 2, 2001

INTRODUCTION

         This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by High Speed Access Corp., a Delaware corporation (“HSA”), the subject company, and Charter Communications Holding Company, LLC, a Delaware limited liability company (“Charter”), a subsidiary of Charter Communications, Inc. (“CCI”). This Schedule 13E-3 relates to the Asset Purchase Agreement, dated as of September 28, 2001, between HSA and Charter (the “Asset Purchase Agreement”) pursuant to which HSA will sell substantially all of its assets to Charter. This Schedule 13E-3 is being filed by HSA and Charter.

         Concurrently with the filing of this Schedule 13E-3, HSA is filing with the Securities and Exchange Commission a proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders of HSA at which the stockholders of HSA will consider and vote upon, among other things, a proposal to approve and adopt the Asset Purchase Agreement and related transactions.

         A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Asset Purchase Agreement is attached as Annex A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

         All information contained in this Schedule 13E-3 concerning HSA has been supplied by HSA. All information concerning Charter and CCI has been provided by Charter. All information concerning Vulcan Ventures Incorporated and Paul Allen have been provided by each of those parties respectively.

         The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1.       Summary Term Sheet.

Item 1001

Summary Term Sheet. The Information contained in the section of the Proxy Statement entitled “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.         Subject Company Information.

Item 1002

(a)	Name and Address. The name of the subject company is High Speed Access Corp. The information contained in the section of the Proxy Statement entitled “INFORMATION ABOUT HIGH SPEED ACCESS CORP. – Principal Executive Offices” is incorporated herein by reference.

(b)	Securities. The information contained in the section of the Proxy Statement entitled “GENERAL INFORMATION – Record Date and Shares Entitled to Vote” is incorporated herein by reference.

(c)	Trading Market and Price. The information contained in the section of the Proxy Statement entitled “INFORMATION ABOUT HIGH SPEED ACCESS CORP. – Trading Market and Price” is incorporated herein by reference.

(d)	Dividends. The information contained in the section of the Proxy Statement entitled “INFORMATION ABOUT HIGH SPEED ACCESS CORP. – Dividend Policy” is incorporated herein by reference.

(e)	Prior Public Offerings. The information contained in the section of the Proxy Statement entitled “INFORMATION ABOUT HIGH SPEED ACCESS CORP. – Prior Public Offerings” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information contained in the sections of the Proxy Statement entitled “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Our Agreements with CCI, Charter, Charter Ventures and Vulcan – Preferred Stock Purchase Agreement” and “OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

Item 3.          Identity and Background of Filing Person

Item 1003

(a)	Name and Address. The information contained in the sections of the Proxy Statement entitled “INFORMATION ABOUT HIGH SPEED ACCESS CORP. – Principal Executive Offices”, “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Information about CCI, Charter, Charter Ventures and Vulcan” is incorporated herein by reference.

(b)	Business and Background of Entities. The information contained in the section of the Proxy Statement entitled “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Information about CCI, Charter, Charter Ventures and Vulcan” is incorporated herein by reference. Neither Charter nor CCI has been convicted in a criminal proceeding during the past 5 years and none has been a party to any judicial or administrative proceeding during the last 5 years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and Background of Natural Persons. The information contained in the sections of the Proxy Statement entitled “INFORMATION ABOUT HIGH SPEED ACCESS CORP. – Directors and Executive Officers”, “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Information about CCI, Charter, Charter Ventures and Vulcan”, “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Relationship of CCI, Charter, Charter Ventures and Vulcan with the Company”, “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Directors of CCI, Charter and Charter Ventures” and “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Executive Officers of CCI, Charter and Charter Ventures” is incorporated herein by reference. None of the directors, executive officers or control persons of HSA, Charter or CCI, or Paul Allen, has been convicted in a criminal proceeding during the past 5 years and none has been a party to any judicial or administrative proceeding during the last 5 years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.          Terms of Transaction.

Item 1004

(a)(1)	Material Terms; Tender Offers. Not applicable.

(a)(2)	Material Terms; Mergers or Similar Transactions. The information contained in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET”, “QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL”, “SPECIAL FACTORS:

RECOMMENDATIONS OF THE BOARD OF DIRECTORS; REASONS FOR THE SALE OF SUBSTANTIALLY ALL OF THE COMPANY’S ASSETS”, “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Vote Required”, “SPECIAL FACTORS: Interests in the Sale of Assets that Differ from Your Interests”, “SPECIAL FACTORS: Effects of the Asset Sale”, “SPECIAL FACTORS: Charter’s Reasons for the Purchase of Substantially All of the Company’s Assets”, “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates” and “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Our Agreements with CCI, Charter Ventures and Vulcan” is incorporated herein by reference.

(b)	Purchases. The information contained in the sections of the Proxy Statement entitled “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates – Other Agreements Related to the Asset Sale – Stock Purchase Agreement” and “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Our Agreements with CCI, Charter Ventures and Vulcan – Common Stock Purchase Agreement” is incorporated herein by reference.

(c)	Different Terms. The information contained in the sections of the Proxy Statement entitled “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates – Other Agreements Related to the Asset Sale” and “SPECIAL FACTORS: INTERESTS IN THE SALE OF ASSETS THAT DIFFER FROM YOUR INTERESTS” is incorporated herein by reference.

(d)	Appraisal Rights. The information contained in the sections of the Proxy Statement entitled “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Vote Required” and “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Appraisal Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. Neither HSA nor Charter have made any provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of either HSA or Charter or to obtain counsel or appraisal services at the expense of HSA and/or Charter. However, if shareholders have questions about the Proxy Statement, they may contact GeorgesonShareholder and the information contained in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.         Past Contacts, Transactions, Negotiations and Agreements.

Item 1005

(a)	Transactions. The transactions between Charter and its executive officers and directors, on one hand, and HSA, on the other hand, other than as described in Items 5(b) and (c) below, are described in the information contained in the sections of the Proxy Statement entitled “SPECIAL FACTORS: Background of the Company’s Decision to Sell Substantially All of Its Assets”, “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Our Agreements with CCI, Charter, Charter Ventures and Vulcan” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”, which is incorporated herein by reference.

(b),(c)	Significant Corporate Events; Negotiations or Contacts. The information contained in the sections of the Proxy Statement entitled “SPECIAL FACTORS: Background of the Company’s Decision to Sell Substantially All of Its Assets”, “SPECIAL FACTORS: Recommendations of the Board of Directors; Reasons for the Sale of Substantially All of the Company’s Assets”, “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates”, “SPECIAL FACTORS: Charter’s Reasons for the Purchase of Substantially All of the Company’s Assets” and “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Our Agreements with CCI, Charter Ventures and Vulcan” is incorporated herein by reference.

(e)	Agreements Involving HSA’s Securities. The information contained in the sections of the Proxy Statement entitled “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates – The Asset Purchase Agreement” , “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates – Other Agreements Related to the Asset Sale – Voting Agreement”, “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates – Other Agreements Related to the Asset Sale – Stock Purchase Agreement”, “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN — Our Agreements with CCI, Charter, Charter Ventures and Vulcan – Common Stock Purchase Agreement”, “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN — Our Agreements with CCI, Charter, Charter Ventures and Vulcan – Preferred Stock Purchase Agreement” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

Item 6.          Purposes of the Transaction and Plans or Proposals.

Item 1006

(b)	Use of Securities Acquired. The information contained in the sections of the Proxy Statement entitled “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates – The Asset Purchase Agreement”, “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates – Other Agreements Related to the Asset Sale – Stock Purchase Agreement” and “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Our Agreements with CCI, Charter Ventures and Vulcan” is incorporated herein by reference.

(c)(1)-(8)	Plans. The information contained in the sections of the Proxy Statement entitled “QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL”, “SUMMARY TERM SHEET”, “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates”, “SPECIAL FACTORS: PLANS AFTER THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS”, “SPECIAL FACTORS: Distribution”, “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Nasdaq Listing”, “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Our Agreements with CCI, Charter, Charter Ventures and Vulcan”, “INFORMATION ABOUT HIGH SPEED ACCESS CORP. – Overview”, “INFORMATION ABOUT HIGH SPEED ACCESS CORP. – Recent Developments”, “INFORMATION ABOUT HIGH SPEED ACCESS CORP. – Our Business After the Closing”, “INFORMATION ABOUT HIGH SPEED ACCESS CORP. – Other Business Opportunities; Possible Dissolution” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” is incorporated herein by reference.

Item 7.          Purposes, Alternatives, Reasons and Effects.

Item 1013

(a)-(c)	Purposes; Alternatives; Reasons. The information contained in the sections of the Proxy Statement entitled “QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL”, “SUMMARY TERM SHEET”, “SPECIAL FACTORS: Background of the Company’s Decision to Sell Substantially All of Its Assets”, “SPECIAL FACTORS: Recommendations of the Board of Directors; Reasons for the Sale of Substantially All of the Company’s Assets”, “SPECIAL FACTORS: Opinions of Financial Advisors”, “INFORMATION ABOUT HIGH SPEED ACCESS CORP. – Overview”, “SPECIAL FACTORS: Charter’s Reasons for the Purchase of Substantially All of the Company’s Assets” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Liquidity and Capital Resources” is incorporated herein by reference.

(d)	Effects. The information contained in the sections of the Proxy Statement entitled “SPECIAL FACTORS: Plans after the Sale of Substantially All of Our Assets”, “SPECIAL FACTORS: Distribution”, “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates”, “SPECIAL FACTORS: Effects of the Asset Sale”, “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Nasdaq Listing”, “INFORMATION ABOUT HIGH SPEED ACCESS CORP. – Our Business After the Closing”, “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Our Agreements with CCI, Charter, Charter Ventures and Vulcan” and “SPECIAL FACTORS: Recommendations of the Board of Directors; Reasons for the Sale of Substantially All of the Company’s Assets” is incorporated herein by reference.

Item 8.         Fairness of the Transaction

Item 1014

(a),(b)	Fairness; Factors Considered in Determining Fairness. The information contained in the sections of the Proxy Statement entitled “QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL”, “SUMMARY TERM SHEET”, “SPECIAL FACTORS: Recommendations of the Board of Directors; Reasons for the Sale of Substantially All of the Company’s Assets”, “SPECIAL FACTORS: Opinions of Financial Advisors”, “SPECIAL FACTORS: Position of the Company as to the Fairness to Stockholders Unaffiliated with Charter and Vulcan of the Sale of Substantially All of the Assets” and “SPECIAL FACTORS: Position of Charter as to the Fairness to Stockholders Unaffiliated with Charter and Vulcan of the Sale of Substantially All of the Company’s Assets” is incorporated herein by reference.

(c)	Approval of Security Holders. The information contained in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET”, “QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL”, and “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Vote Required” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information contained in the sections of the Proxy Statement entitled “SPECIAL FACTORS: Opinions of Financial Advisors” and “SPECIAL FACTORS: Position of the Company as to the Fairness to Stockholders Unaffiliated with Charter and Vulcan of the Sale of Substantially All of the Assets” is incorporated herein by reference.

(e)	Approval of Directors. The information contained in the sections of the Proxy Statement entitled “QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL – What steps did the board of directors take to ensure that the sale of assets is fair to the company?”, “SPECIAL FACTORS: Background of the Company’s Decision to Sell Substantially All of Its Assets” and “SPECIAL FACTORS: Recommendations of the Board of Directors; Reasons

for the Sale of Substantially All of the Company’s Assets” is incorporated herein by reference.

(f)	Other Offers. Not applicable.

Item 9.          Reports, Opinions, Appraisals and Negotiations.

Item 1015

(a)-(c)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections of the Proxy Statement entitled “QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL – What steps did the board of directors take to ensure that the sale of assets is fair to the Company?”, “SPECIAL FACTORS: Background of the Company’s Decision to Sell Substantially All of the Assets”, “SPECIAL FACTORS: Position of the Company as to the Fairness to Stockholders Unaffiliated with Charter and Vulcan of the Sale of Substantially All of the Assets” and “SPECIAL FACTORS: Opinions of Financial Advisors”, “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Merrill Lynch Fairness Opinion” and the fairness opinions attached as Annexes B, C and D to the Proxy Statement are incorporated herein by reference.

Item 10.          Source and Amounts of Funds or Other Consideration.

Item 1007

(a),(b)	Source of Funds; Conditions. Charter’s source of funds necessary to close the transactions contemplated by the Asset Purchase Agreement will be general working capital. The consideration also includes shares of preferred stock held by Charter Ventures, shares of preferred stock that Vulcan Ventures Incorporated has agreed to sell to Charter and that Charter will purchase immediately prior to the Closing with working capital funds, and certain warrants to purchase HSA common stock held by Charter. The transfer of such shares and warrants to Charter are conditioned only upon the closing of the transactions contemplated by the Asset Purchase Agreement. Charter has no alternative financing arrangement than the one described in this paragraph. The information contained in the sections of the Proxy Statement entitled “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates” and “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Our Agreements with CCI, Charter Ventures and Vulcan” is incorporated herein by reference

(c)	Expenses. The information contained in the section of the Proxy Statement entitled “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Transaction Expenses” is incorporated herein by reference.

(d)(1)-(2)	Borrowed Funds. Not Applicable.

Item 11.        Interest in Securities of the Subject Company.

Item 1008

(a)	Securities Ownership. The information contained in the sections of the Proxy Statement entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”, “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Information about CCI, Charter, Charter Ventures and Vulcan” and “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Relationship of CCI, Charter, Charter Ventures and Vulcan with the Company” is incorporated herein by reference.

(b)	Securities Transactions. None.

Item 12.           The Solicitation or Recommendation.

Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET – Voting Agreement”, “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Vote Required”, “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates – Voting Agreement”, “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates – Other Agreements Related to the Asset Sale – Stock Purchase Agreement” and “INFORMATION ABOUT CCI, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY’S RELATIONSHIP WITH CCI, CHARTER, CHARTER VENTURES AND VULCAN – Our Agreements with CCI, Charter, Charter Ventures and Vulcan – Common Stock Purchase Agreement” is incorporated herein by reference.

(e)	Recommendations of Others. The information contained in the sections of the Proxy Statement entitled “SPECIAL FACTORS: Recommendations of the Board of Directors; Reasons for the Sale of Substantially All of the Company’s Assets”, “SPECIAL FACTORS: Position of Charter as to the Fairness to Stockholders Unaffiliated with Charter and Vulcan of the Sale of Substantially All of the Company’s Assets” and “SPECIAL FACTORS: Charter’s Reasons for the Purchase of Substantially All of the Company’s Assets” is incorporated herein by reference.

Item 13.           Financial Statements.

Item 1010

(a)	Financial Information. The information contained in the sections of the Financial Statements entitled “Consolidated Balance Sheets as of December 31, 2000 and 1999”, “Consolidated Statements of Operations for the years ended December 31, 2000 and 1999 and the period April 3, 1998 (Inception) to December 31, 1998”, “Consolidated Statements of Comprehensive Loss for the years ended December 31, 2000 and 1999 and the period April 3, 1998 (Inception) to December 31, 1998”, “Consolidated Statement of Stockholders’ Equity (Deficit) for the period April 3, 1998 (Inception) to December 31, 1998 and the years ended December 31, 1999 and 2000”, “Consolidated Statements of Cash Flows for the years ended December 31, 2000 and 1999 and the period April 3, 1998 (Inception) to December 31, 1998” and “Notes to Consolidated Financial Statements “on pages F-18 through F-34 of the Proxy Statement are incorporated herein by reference. The information contained in the sections of the Proxy Statement entitled “Selected Financial Data”, and the information contained in the sections of the Proxy Statement entitled “Condensed Consolidated Balance Sheets as of June 30, 2001 and December 31, 2000”, “Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2001 and 2000”, “Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2001 and 2000” and “Notes to Condensed Consolidated Financial Statements” on pages F-35 through F-46 of the Proxy Statement are incorporated herein by reference.

(b)	Pro-Forma Information. The information contained in the sections of the Financial Statements entitled “Unaudited Pro Forma Condensed Consolidated Financial Information”, “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information”, “Unaudited Financial Statements of Business Disposition” and “Notes to Unaudited Business Disposition Financial Statements” on pages F-2 through F-16 of the Proxy Statement are incorporated herein by reference.

Item 14.           Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009

(a) (b),	Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections of the Proxy Statement entitled “GENERAL INFORMATION — Solicitation of Proxies”, “QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL –- Who can help answer my questions?” and “PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS – Summary of Our Agreements with Charter and its Affiliates” is incorporated herein by reference.

Item 15.           Additional Information.

Item 1011

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.           Exhibits.

Item 1016

(a) (1)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 2, 2001.

(b)	None.

(c) (1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. addressed to the special committee and the board of directors of High Speed Access Corp., dated as of September 21, 2001, attached as Annex C to the Proxy Statement.

(c) (2)	Opinion of Lehman Brothers addressed to the board of directors of High Speed Access Corp., dated as of September 21, 2001, attached as Annex B to the Proxy Statement.

(c) (3)	Opinion of Merrill, Lynch, Pierce, Fenner & Smith Incorporated, addressed to the board of directors of Charter Communications, Inc., dated as of September 7, 2001, attached as Annex D to the Proxy Statement.

(c) (4)	Financial presentation materials to the board of directors of High Speed Access Corp., dated September 20, 2001, of Lehman Brothers.

(c) (5)	Financial presentation materials to the special committee and board of directors of High Speed Access Corp., dated September 21, 2001, of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

(c) (6)	Financial presentation materials to the board of directors of Charter Communications, Inc., dated September 7, 2001, of Merrill, Lynch, Pierce, Fenner & Smith Incorporated.

(d) (1)	Asset Purchase Agreement, dated as of September 28, 2001, by and between High Speed Access Corp. and Charter Communications Holding Company, LLC, attached as Annex A to the Proxy Statement.

(d) (2)	Voting Agreement, dated as of September 28, 2001, by and among High Speed Access Corp., Charter Communications Ventures, LLC, Vulcan Ventures Incorporated and certain current and former directors of High Speed Access Corp.

(d) (3)	Stock Purchase Agreement, dated as of September 28, 2001, between Vulcan Ventures Incorporated and Charter Communications Holding Company, LLC

(d) (4)	Stock Purchase Agreement, dated as of November 1, 2001, between High Speed Access Corp. and Vulcan Ventures Incorporated.

(f)	None.

(g)	None.

SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2001	HIGH SPEED ACCESS CORP.

By: /s/ Daniel J. O'Brien

Name: Daniel J. O'Brien

Title: President, Chief Executive Officer and Director

CHARTER COMMUNICATIONS HOLDING COMPANY, LLC

By: /s/ Curtis S. Shaw

Name: Curtis S. Shaw

Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a) (1)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 2, 2001.

(b)	None.

(c) (1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. addressed to the special committee and the board of directors of High Speed Access Corp., dated as of September 21, 2001, attached as Annex C to the Proxy Statement.

(c) (2)	Opinion of Lehman Brothers addressed to the board of directors of High Speed Access Corp., dated as of September 21, 2001, attached as Annex B to the Proxy Statement.

(c) (3)	Opinion of Merrill, Lynch, Pierce, Fenner & Smith Incorporated, addressed to the board of directors of Charter Communications, Inc., dated as of September 7, 2001, attached as Annex D to the Proxy Statement.

(c) (4)	Financial presentation materials to the board of directors of High Speed Access Corp., dated September 20, 2001, of Lehman Brothers.

(c) (5)	Financial presentation materials to the special committee and board of directors of High Speed Access Corp., dated September 21, 2001, of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

(c) (6)	Financial presentation materials to the board of directors of Charter Communications, Inc., dated September 7, 2001, of Merrill, Lynch, Pierce, Fenner & Smith Incorporated.

(d) (1)	Asset Purchase Agreement, dated as of September 28, 2001, by and between High Speed Access Corp. and Charter Communications Holding Company, LLC, attached as Annex A to the Proxy Statement.

(d) (2)	Voting Agreement, dated as of September 28, 2001, by and among High Speed Access Corp., Charter Communications Ventures, LLC, Vulcan Ventures Incorporated and certain current and former directors of High Speed Access Corp.

(d) (3)	Stock Purchase Agreement, dated as of September 28, 2001, between Vulcan Ventures Incorporated and Charter Communications Holding Company, LLC

(d) (4)	Stock Purchase Agreement, dated as of November 1, 2001, between High Speed Access Corp. and Vulcan Ventures Incorporated.

(f)	None.

(g)	None.